Exhibit 21.1

MeaTech 3D Ltd.

List of Subsidiaries

Name	Jurisdiction of Incorporation	Parent	% Ownership
MeaTech MT Ltd.	Israel	MeaTech 3D Ltd.	100%
MeaTech Europe BV	Belgium	MeaTech 3D Ltd.	100%
Peace of Meat BV	Belgium	MeaTech Europe BV	100%